T E R Y L   R E S O U R C E S   C O R P.

N E W S R E L E A S E

2001 GIL JOINT VENTURE EXPLORATION UPDATE

Teryl Resources Corp.
(the “Company”)

CDNX: TRC.V

For Immediate Release: November 5, 2001 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) and TERYL, INC. wish to announce that the preliminary assays for the 2001 Gil drilling program have been received from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation (TSE: K; Amex: KGC) and are as follows:

2001 Gil Trend Drill Summary
	Location	Hole #	Northing	Easting	Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Grade (opt)	Comments
GVR	North Gil	247	32282	28657	350	15	20	5	0.037
GVR	SD Ridge	250	32750	32950	225	0	105	105	0.033	Hole ave. 225’ @ 0.02 opt
GVR	SD Ridge	251	32450	32850	640	60	75	15	0.052
GVR	Main Gil	254	32700	30400	285					No Significant Intercepts
GVR	North Gil	255	32770	28750	360	40	115	75	0.036	or 10-115’ @ 0.029 opt
GVR	North Gil	256	32650	28350	360	135	145	10	0.235
						190	240	50	0.050
						265	300	35	0.017
GVR	North Gil	257	32375	28450	300	235	255	20	0.025
GVR	SD Ridge	258	32365	32950	225	0	15	15	0.025
GVR	SD Ridge	259	33370	33150	185	0	5	5	0.063
						40	70	30	0.024
GVR	SD Ridge	260	33150	33470	85	0	25	25	0.036
GVR	SD Ridge	261	33150	33270	165	65	80	15	0.018
GVR	SD Ridge	262	32950	32050	205					No Significant Intercepts

Additional trenching was completed on the Main Gil and the Sourdough Ridge. To date excavation, sampling and mapping have been performed on five trenches totaling 1,900 feet in the Gil Project area and two additional trenches were excavated 2500’ east of the Main Gil. This area, known as the Sourdough Ridge, has widespread gold, bismuth, and arsenic soil anomalies. Assays report strong gold mineralization (up to .5 opt au) in east west striking high angle veins and fracture fillings.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.0 million tons of 0.04 opt of gold totaling 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T., of which one of the diamond properties have been joint ventured to BHP, and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409